PRICEWATERHOUSECOOPERS

RECEIVED
2008 OCT 17 P 12:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08005446

082-03109

Samsung Electronics Co., Ltd.

Interim Financial Statements

June 30, 2008 and 2007

SUPPL

PROCESSED
OCT 22 2008
THOMSON REUTERS

SAMIL PRICEWATERHOUSECOOPERS

RECEIVED
2008 OCT 17 P 12:40
FICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

Notice of 2008 Q3 Earnings Release

Samsung Electronics Co.(SEC) will announce its third quarter 2008 financial results on Friday, October 24, 2008 at 10:00 a.m. This conference call, including audio and slides, will be available on SEC homepage on the internet at www.samsung.com/ir.

* Please note that SEC will hold a separate announcement session in Korean at 4:00 p.m., on the same day at the following location:

Woori Art Hall, 4th Floor
Woori Investment & Securities
23-4 Yoido-dong, Youngdungpo-gu, Seoul, 150-725, Korea

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Interim Financial Statements

June 30, 2008 and 2007

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
June 30, 2008 and 2007

	Pages
Report of Independent Accountants	1- 3
Non-Consolidated Financial Statements	
Balance Sheets	4- 6
Statements of Income	7- 8
Statements of Changes in Shareholders' Equity	9 - 10
Statements of Cash Flows	11 - 12
Notes to the Non-Consolidated Financial Statements	13 - 40

www.samil.com
LS Yongsan Tower
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Samsung Electronics Co., Ltd. (the "Company") as of June 30, 2008, and the related non-consolidated statements of income for the three-month periods and six-month periods ended June 30, 2008 and 2007, and changes in shareholders' equity and cash flows for the six-month periods ended June 30, 2008 and 2007, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Samsung Electronics Co., Ltd. as of December 31, 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders' equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those non-consolidated financial statements in our report dated February 27, 2008. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2007, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2007, except for the effects in adopting amendments of SKFAS No. 15.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Without qualifying our review opinion, we draw your attention to the following matters.

As discussed in Note 14 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000, and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of June 30, 2008, the sale of the Shares had not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, former Chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement claiming the agreed sales proceeds in the amount of ₩2,450 billion plus interest of 6% per annum and penalties.

On January 31, 2008, the court ruled that the original agreement was valid, and that Mr. Kun-Hee Lee, the Company and 27 of the remaining Affiliates have a joint and severable liability for the principal less an amount related to Samsung Life shares that have already been disposed of by the Creditors, plus interest at a rate of 6% per annum.

As of the balance sheet date, the financial impact of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Samil PricewaterhouseCoopers

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders' equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
July 30, 2008

This report is effective as of July 30, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
June 30, 2008 and December 31, 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Assets				
Current assets				
Cash and cash equivalents	₩ 1,907,728	₩ 2,026,791	$ 1,829,078	$ 1,943,232
Short-term financial instruments	3,448,518	4,862,869	3,306,345	4,662,386
Short-term available-for-sale securities (Note 4)	1,026,944	922,833	984,606	884,787
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	3,924,553	1,780,507	3,762,755	1,707,102
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	774,596	813,723	742,662	780,175
Inventories, net of valuation losses (Note 6)	3,856,978	3,337,872	3,697,965	3,200,261
Short-term deferred income tax assets	1,164,251	1,241,636	1,116,252	1,190,447
Short-term lease receivables under finance lease (Note 7)	117,260	112,295	112,426	107,665
Prepaid expenses and other current assets	1,809,316	1,522,555	1,734,722	1,459,785
Total current assets	18,030,144	16,621,081	17,286,811	15,935,840
Property, plant and equipment, including revaluations, net of accumulated depreciation (Note 10)	31,494,169	29,777,382	30,195,752	28,549,743
Long-term available-for-sale securities (Note 8)	1,832,629	1,936,176	1,757,075	1,856,353
Equity-method investments (Note 9)	17,810,569	15,008,462	17,076,289	14,389,705
Intangible assets, net of accumulated depreciation (Note 11)	606,776	568,316	581,760	544,886
Long-term lease receivables under capital lease (Note 7)	208,109	245,410	199,529	235,292
Long-term deposits and other assets, net (Note 12)	975,228	1,068,425	935,022	1,024,377
Total assets	₩ 70,957,624	₩ 65,225,252	$ 68,032,238	$ 62,536,196

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
June 30, 2008 and December 31, 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 2,781,353	₩ 1,935,663	$ 2,666,686	$ 1,855,861
Other accounts and notes payable	3,309,169	2,958,521	3,172,741	2,836,549
Accrued expenses (Note 13)	3,942,060	4,071,144	3,779,540	3,903,302
Income taxes payable	681,566	1,114,048	653,467	1,068,119
Other current liabilities	883,151	722,970	846,741	693,165
Total current liabilities	11,597,299	10,802,346	11,119,175	10,356,996
Foreign currency notes and bonds	94,784	83,815	90,876	80,360
Long-term other accounts and notes payables	485,842	439,047	465,811	420,946
Long-term accrued expenses (Note 13)	121,241	39,174	116,243	37,559
Deferred income tax liabilities	1,581,778	1,508,449	1,516,566	1,446,260
Accrued severance benefits, net	840,017	623,147	805,385	597,456
Other long-term liabilities	84,325	168,650	80,849	161,697
Total liabilities	14,805,286	13,664,628	14,194,905	13,101,274

Commitments and contingencies (Note 14)

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
June 30, 2008 and December 31, 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Shareholders' equity				
Capital stock (Note 15)				
Common stock	₩ 778,047	₩ 778,047	$ 745,970	$ 745,970
Preferred stock	119,467	119,467	114,542	114,542
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,222,333	4,222,333
Other capital surplus	2,186,864	2,171,103	2,096,705	2,081,594
Capital adjustments				
Treasury stock (Note 17)	(8,937,643)	(9,157,492)	(8,569,169)	(8,779,954)
Stock options (Note 18)	397,165	475,197	380,791	455,606
Other capital adjustments	(63,595)	(65,086)	(60,973)	(62,403)
Accumulated other comprehensive income (Notes 19 and 22)	2,975,105	1,872,818	2,852,450	1,795,607
Retained earnings (Note 16)	54,293,035	50,962,677	52,054,684	48,861,627
Total shareholders' equity	56,152,338	51,560,624	53,837,333	49,434,922
Total liabilities and shareholders' equity	₩ 70,957,624	₩ 65,225,252	$ 68,032,238	$ 62,536,196

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Six-Month Periods ended June 30, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended June 30				For the six-month period ended June 30			
	2008	2007	2008	2007	2008	2007	2008	2007
Sales	₩18,139,099	₩14,632,873	$ 17,391,274	$ 14,029,600	₩35,246,444	₩29,018,885	$ 33,793,331	$ 27,822,517
Cost of sales	13,033,748	11,289,660	12,496,402	10,824,218	25,454,097	22,231,348	24,404,695	21,314,811
Gross profit	5,105,351	3,343,213	4,894,872	3,205,382	9,792,347	6,787,537	9,388,636	6,507,706
Selling, general and administrative expenses	3,211,574	2,432,540	3,079,170	2,332,254	5,744,539	4,693,757	5,507,708	4,500,247
Operating profit	1,893,777	910,673	1,815,702	873,128	4,047,808	2,093,780	3,880,928	2,007,459
Non-operating income								
Interest and dividend income	85,993	43,533	82,448	41,738	214,177	114,491	205,347	109,771
Commission income	25,098	93,084	24,063	89,246	41,985	161,957	40,254	155,280
Gain on disposal of available-for-sale securities	9,986	5,538	9,574	5,310	24,984	20,658	23,954	19,806
Gain on disposal of property, plant and equipment	16,108	8,177	15,444	7,840	39,872	46,935	38,228	45,000
Foreign exchange gains	377,372	21,222	361,814	20,347	539,362	65,125	517,126	62,440
Gain on foreign currency translation	17,093	80,079	16,388	76,778	86,941	91,562	83,357	87,787
Gain on valuation of equity-method investments (Note 9)	607,307	579,366	582,269	555,480	1,283,984	1,234,453	1,231,049	1,183,560
Others	100,086	95,316	95,961	91,387	207,013	166,210	198,478	159,358
	1,239,043	926,315	1,187,961	888,126	2,438,318	1,901,391	2,337,793	1,823,002

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Six-Month Periods ended June 30, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended June 30				For the six-month period ended June 30			
	2008	2007	2008	2007	2008	2007	2008	2007
Non-operating expenses								
Interest expenses	₩ 13,878	₩ 11,545	$ 13,306	$ 11,069	₩ 26,010	₩ 24,132	$ 24,938	$ 23,137
Loss on disposal of trade accounts and notes receivable	48,014	62,983	46,035	60,386	102,597	126,407	98,367	121,196
Donations	18,197	19,456	17,447	18,654	27,482	34,372	26,349	32,955
Loss on disposal of property, plant and equipment	11,418	945	10,947	906	17,275	21,715	16,563	20,820
Foreign exchange losses	427,452	55,060	409,829	52,790	708,428	132,823	679,221	127,347
Loss on foreign currency translation	9,404	8,959	9,016	8,590	203,452	18,216	195,064	17,465
Loss on valuation of equity-method investments (Note 9)	-	23,751	-	22,772	158,251	120,398	151,727	115,434
Others	30,222	35,972	28,976	34,489	52,714	57,892	50,541	55,505
	558,585	218,671	535,556	209,656	1,296,209	535,955	1,242,770	513,859
Net income before income tax	2,574,235	1,618,317	2,468,107	1,551,598	5,189,917	3,459,216	4,975,951	3,316,602
Income tax expense (Note 20)	432,322	195,803	414,499	187,730	860,441	437,491	824,967	419,454
Net income	₩ 2,141,913	₩ 1,422,514	$ 2,053,608	$ 1,363,868	₩ 4,329,476	₩ 3,021,725	$ 4,150,984	$ 2,897,148
Basic earnings per share (Note 21) (in Korean won and U.S.dollars)	₩ 14,611	₩ 9,740	$ 14	$ 9	₩ 29,571	₩ 19,429	$ 28	$ 19
Diluted earnings per share (Note 21) (in Korean won and U.S. dollars)	₩ 14,446	₩ 9,618	$ 14	$ 9	₩ 29,264	₩ 19,185	$ 28	$ 18

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the Six-Month Period ended June 30, 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity, January 1, 2008	₩ 897,514	₩6,363,533	₩ (8,682,295)	₩ 2,019,195	₩50,962,677	₩51,560,624	$860,512	$6,101,182	$ (8,324,348)	$ 1,935,949	$48,861,627	$ 49,434,922
Cumulative effects of restatements	-	211,462	(65,086)	(144,427)	98,980	100,929	-	202,744	(62,403)	(138,472)	94,899	96,768
Restated beginning balance	897,514	6,574,995	(8,747,381)	1,874,768	51,061,657	51,661,553	860,512	6,303,926	(8,386,751)	1,797,477	48,956,526	49,531,690
Cash dividends from prior year's net income	-	-	-	-	(1,098,098)	(1,098,098)	-	-	-	-	(1,052,826)	(1,052,826)
Retained earnings after appropriations	-	-	-	-	49,963,559	50,563,455	-	-	-	-	47,903,700	48,478,864
Income tax effect from disposal of revaluated assets	-	(156)	-	-	-	(156)	-	(150)	-	-	-	(150)
Disposal of treasury stock	-	4,454	219,849	-	-	224,303	-	4,271	210,785	-	-	215,056
Stock options	-	-	(78,032)	-	-	(78,032)	-	-	(74,815)	-	-	(74,815)
Available-for-sale securities	-	-	-	(66,819)	-	(66,819)	-	-	-	(64,064)	-	(64,064)
Equity-method investments	-	11,464	1,491	1,167,156	-	1,180,111	-	10,991	1,430	1,119,037	-	1,131,458
Net income	-	-	-	-	4,329,476	4,329,476	-	-	-	-	4,150,984	4,150,984
Shareholders' equity, June 30, 2008	₩ 897,514	₩6,590,757	₩ (8,604,073)	₩ 2,975,105	₩54,293,035	₩56,152,338	$860,512	$6,319,038	$ (8,249,351)	$ 2,852,450	$52,054,684	$ 53,837,333

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the Six-Month Period ended June 30, 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity, January 1, 2007	₩ 897,514	₩ 6,367,244	₩ (6,980,870)	₩ 516,520	₩44,460,189	₩45,260,597	$860,512	$6,104,740	$ (6,693,068)	$ 495,225	$42,627,219	$ 43,394,628
Cumulative effects of restatements	-	-	-	40,404	(103,417)	(63,013)	-	-	-	38,739	(99,154)	(60,415)
Restated beginning balance	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584	860,512	6,104,740	(6,693,068)	533,964	42,528,065	43,334,213
Cash dividends from prior year's net income	-	-	-	-	(746,075)	(746,075)	-	-	-	-	(715,316)	(715,316)
Retained earnings after appropriations	-	-	-	-	43,610,697	44,451,509	-	-	-	-	41,812,748	42,618,896
Acquisition of treasury stock	-	-	(1,825,395)	-	-	(1,825,395)	-	-	(1,750,139)	-	-	(1,750,139)
Disposal of treasury stock	-	(5,179)	102,823	-	-	97,644	-	(4,966)	98,584	-	-	93,618
Stock options	-	2,402	(34,951)	-	-	(32,549)	-	2,303	(33,510)	-	-	(31,207)
Available-for-sale securities	-	-	-	704,806	-	704,806	-	-	-	675,749	-	675,749
Equity-method investments	-	170,814	(13,204)	237,629	-	395,239	-	163,772	(12,660)	227,832	-	378,944
Net income	-	-	-	-	3,021,725	3,021,725	-	-	-	-	2,897,148	2,897,148
Shareholders' equity, June 30, 2007	₩ 897,514	₩ 6,535,281	₩ (8,751,597)	₩ 1,499,359	₩46,632,422	₩46,812,979	$860,512	$6,265,849	$ (8,390,793)	$ 1,437,545	$44,709,896	$ 44,883,009

The accompanying notes are an integral part of these non-consolidated financial statements
See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Six-Month Periods ended June 30, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Cash Flows from operating activities				
Net income	₩ 4,329,476	₩ 3,021,725	$ 4,150,984	$ 2,897,148
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	3,736,881	3,390,489	3,582,820	3,250,709
Provision for severance benefits	304,483	286,490	291,930	274,679
Loss on disposal of trade accounts and notes receivable	102,597	126,407	98,367	121,196
Bad debt expenses	28,968	2,918	27,774	2,798
Loss on disposal of property, plant and equipment	17,275	21,715	16,563	20,820
Gain on disposal of property, plant and equipment	(39,872)	(46,935)	(38,228)	(45,000)
Gain on disposal of available-for-sale securities	(24,984)	(20,658)	(23,954)	(19,806)
Loss on foreign currency translation	203,452	18,187	195,064	17,437
Gain on foreign currency translation	(86,941)	(91,562)	(83,357)	(87,787)
Loss on valuation of equity-method investments	158,251	120,398	151,727	115,434
Gain on valuation of equity-method investments	(941,645)	(970,127)	(902,824)	(930,131)
Deferred income taxes	48,600	(154,448)	46,596	(148,081)
Others	126,392	96,799	121,181	92,806
	7,962,933	5,801,398	7,634,643	5,562,222
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(2,230,604)	(310,833)	(2,138,642)	(298,018)
Decrease (Increase) in other accounts and notes receivable	61,735	310,170	59,190	297,383
Increase in inventories	(614,352)	(21,927)	(589,024)	(21,023)
Decrease in trade accounts and notes payable	825,463	290,944	791,431	278,949
Increase (Decrease) in other accounts and notes payable	206,185	(872,962)	197,685	(836,972)
Decrease in accrued expenses	(235,251)	(129,658)	(225,552)	(124,313)
Decrease in income taxes payable	(434,327)	(61,867)	(416,421)	(59,316)
Payment of severance benefits	(123,800)	(119,548)	(118,696)	(114,619)
Others	160,330	101,062	153,720	96,895
Net cash provided by operating activities	5,578,312	4,986,779	5,348,334	4,781,188

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Six-Month Periods ended June 30, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Cash flows from investing activities				
Net decrease in short-term financial instruments	₩ 1,419,218	₩ 1,928,716	$ 1,360,708	$ 1,849,200
Proceeds from disposal of short-term available-for-sale securities	1,911,021	2,040,659	1,832,235	1,956,528
Acquisition of short-term available-for-sale securities	(1,990,000)	(715,020)	(1,907,958)	(685,542)
Proceeds from disposal of property, plant and equipment	104,959	174,730	100,632	167,526
Acquisition of property, plant and equipment	(5,535,859)	(4,682,651)	(5,307,631)	(4,489,598)
Proceeds from disposal of long-term available-for-sale securities	4,698	14,349	4,504	13,757
Proceeds from disposal of equity-method investments	-	335,735	-	321,894
Acquisition of long-term available-for-sale securities	(380)	(2,918)	(364)	(2,798)
Acquisition of equity-method investments	(600,960)	(601,216)	(576,184)	(576,430)
Others	(61,060)	(6,987)	(58,543)	(6,697)
Net cash used in investing activities	(4,748,363)	(1,514,603)	(4,552,601)	(1,452,160)
Cash flows from financing activities				
Payment of dividends	(1,096,972)	(746,075)	(1,051,747)	(715,317)
Acquisition of treasury stock	-	(1,825,395)	-	(1,750,139)
Exercise of stock options	147,960	62,730	141,860	60,144
Net cash used in financing activities	(949,012)	(2,508,740)	(909,887)	(2,405,312)
Net increase (decrease) in cash and cash equivalents	(119,063)	963,436	(114,154)	923,716
Cash and cash equivalents				
Beginning of the period	2,026,791	977,989	1,943,232	937,669
End of the period	₩ 1,907,728	₩ 1,941,425	$ 1,829,078	$ 1,861,385

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCDs, telecommunication products and digital media products.

The Company's shares are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, changes in shareholders' equity or cash flows is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. Accordingly, the Company adopted these standards (SKFAS No. 1 through No. 23) in its financial statements as of and for the six-month period ended June 30, 2008.

In accordance with revisions of SKFAS No. 15, *Equity-method Investments*, the Company separated its investment difference account under accumulated other comprehensive income into capital surplus and capital adjustment. The Company's non-consolidated financial statements for the year ended December 31, 2007, and for the six-month period ended June 30, 2007, presented herein for comparative purposes, have been restated to reflect these changes. These changes had no effect on previously reported net income or shareholders' equity.

These changes increased capital surplus by ₩211,463 million and decreased capital adjustment and accumulated other comprehensive income by ₩65,086 million and ₩146,377 million, respectively, as of December 31, 2007.

In accordance with the *Korea Accounting Institute Opinion 06-2* revised on February 22, 2008, the Company changed its method of recognizing deferred income taxes on temporary difference in relation to investments in subsidiaries and equity-method investees. The Company's non-consolidated financial statements as of and for the year ended December 31, 2007, and for the six-month period ended June 30, 2007, presented herein for comparative purposes, have not been restated to reflect this change. The newly implemented accounting policy has been applied retroactively, with its cumulative effect adjusted to the beginning balance of unappropriated retained earnings. This change increased retained earnings and accumulated other comprehensive income by ₩98,980 million and ₩1,950 million, respectively, as of December 31, 2007. It also decreased capital surplus and deferred income tax liabilities by ₩1 million and ₩100,929 million, respectively, as of December 31, 2007.

And the Company has changed the scope of its related parties in accordance with SKFAS No. 20, *Related Party Disclosures*. The Company's non-consolidated financial statements as of and for the year ended December 31, 2007, and for the six-month period ended June 30, 2007, presented herein for comparative purposes, have been restated to reflect this change.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,043 to US$1, the exchange rate in effect on June 30, 2008. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2007 U.S. dollar amounts, which were previously expressed at ₩938 and ₩926 to US$1, the rates in effect on December 31, 2007 and June 30, 2007, respectively, have been restated to reflect the exchange rate in effect on June 30, 2008.

4. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of June 30, 2008 and December 31, 2007, consist of the following:

(In millions of Korean won)		**2008**		**2007**	**Maturity**
Financial institution bonds	₩	-	₩	147,340	Within 1 year
Beneficiary certificates		1,026,944		775,493	Within 1 year
	₩	1,026,944	₩	922,833	

5. Accounts and Notes Receivable

Accounts and notes receivable with respective allowance for doubtful accounts as of June 30, 2008 and December 31, 2007, consist of following:

(In millions of Korean won)		2008		2007
Trade accounts and notes receivable	₩	3,972,392	₩	1,799,902
Less: Allowance for doubtful accounts		(47,839)		(19,395)
	₩	3,924,553	₩	1,780,507
Other accounts and notes receivable	₩	782,319	₩	821,183
Less: Allowance for doubtful accounts		(7,037)		(7,402)
Present value discounts		(686)		(58)
	₩	774,596	₩	813,723

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of June 30, 2008 and December 31, 2007, are as follows:

(In millions of Korean won)		2008		2007
Export accounts and notes receivable with recourse	₩	4,241,621	₩	4,576,303
Export accounts and notes receivable without recourse		23,587		98,706
Domestic trade accounts receivable with recourse		3,415		224,342
Domestic trade accounts receivable without recourse		-		19,654
	₩	4,286,623	₩	4,919,005

6. Inventories

Inventories, net of valuation losses, as of June 30, 2008 and December 31, 2007, consist of the following:

(In millions of Korean won)		2008		2007
Finished goods and merchandise	₩	878,064	₩	526,232
Work-in-process		1,658,558		1,405,548
Raw materials and supplies		1,230,640		1,289,768
Materials-in-transit		89,716		116,324
	₩	3,856,978	₩	3,337,872

As of June 30, 2008, losses from valuation of inventories to net realizable value amounted to ₩223,939 million (December 31, 2007: ₩203,853 million).

7. Leases

Details of lease contracts held by the Company are as follows:

Finance lease

The Company provides S-LCD Corporation with machinery and equipment for five years from 2006. The minimum lease payments and their present values as of June 30, 2008 and December 31, 2007, are as follows:

(In millions of Korean won)	2008		2007	
	Minimum lease payments	Present values	Minimum lease payments	Present values
Within one year	₩ 146,194	₩ 117,260	₩ 145,343	₩ 112,295
From one year to five years	240,664	208,109	279,467	245,410
	386,858	₩ 325,369	424,810	₩ 357,705
Present value adjustment	(61,489)		(67,105)	
Financing lease receivables	₩ 325,369		₩ 357,705	

Operating lease

The Company provides S-LCD Corporation with land and buildings. As of June 30, 2008, the book value of leased properties is ₩661,078 million (2007: ₩729,571 million) and minimum lease payments as of June 30, 2008 and December 31, 2007, are as follows:

(In millions of Korean won)	2008	2007
Within one year	₩ 96,955	₩ 113,254
From one year to five years	192,348	275,563
	₩ 289,303	₩ 388,817

8. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of June 30, 2008 and December 31, 2007, consist of the following:

(In millions of Korean won)	2008 Acquisition Cost	2008 Recorded Book Value	2007 Recorded Book Value
Listed equities [1] ([A])	₩ 320,854	₩ 1,715,539	₩ 1,809,351
Non-listed equities [1]	161,120	116,603	126,338
Corporate bonds	487	487	487
	₩ 482,461	₩ 1,832,629	₩ 1,936,176

[1] Excludes equity-method investees.

([A]) Listed equities

Listed equities as of June 30, 2008 and December 31, 2007, consist of the following:

(In millions of Korean won, number of shares and percentage)

	2008 Number of Shares Owned	2008 Percentage of Ownership (%)	2008 Acquisition Cost	2008 Market Value	2008 Recorded Book Value	2007 Recorded Book Value
Samsung Heavy Industries	40,675,641	17.61	₩ 258,299	₩1,517,201	₩1,517,201	₩1,635,161
Samsung Fine Chemicals	2,164,970	8.39	45,678	113,661	113,661	95,259
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	54,929	54,929	45,106
Cheil Communications	119,949	2.61	2,920	29,748	29,748	33,825
			₩ 320,854	₩1,715,539	₩1,715,539	₩1,809,351

The difference between the acquisition cost and fair value of the investments is recorded under other comprehensive income, a separate component of shareholders' equity.

9. Equity-Method Investments

Changes in equity-method investments for the six-month period ended June 30, 2008 and year ended December 31, 2007, consist of the following:

(In millions of Korean won, percentage)

			2008			
Investee	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Period	Earnings (losses) from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Period
Samsung SDI	19.68	₩ 423,722	₩ 893,419	₩ 2,874	₩ (6,452)	₩ 889,841
Samsung Electro-Mechanics	22.80	359,237	445,205	4,518	(7,166)	442,557
Samsung Gwangju Electronics	94.25	192,676	674,574	29,324	-	703,898
Samsung Card	35.29	1,538,540	1,436,087	99,589	(34,554)	1,501,122
Samsung Techwin	25.46	211,726	258,411	22,798	(7,182)	274,027
Samsung SDS	21.27	12,753	178,123	25,596	(4,538)	199,181
Samsung Corning Precision Glass	42.54	297,165	1,246,710	344,155	(120,910)	1,469,955
Samsung Thales	50.00	135,000	128,020	7,321	(1)	135,340
S-LCD Corp.	50.00	1,750,000	1,680,254	58,767	(13)	1,739,008
Samsung Electronics America	100.00	2,211,079	1,791,662	86,083	636,882	2,514,627
Samsung Electronics Latinoamerica (Zona Libre)	100.00	43,842	57,636	1,933	7,367	66,936
Samsung Electronica da Amazonia	100.00	121,628	206,140	22,876	53,968	282,984
Samsung Electronics Hungarian	100.00	48,397	521,042	4,464	143,753	669,259
Samsung Electronics (UK)	100.00	187,907	338,579	41,614	42,630	422,823
Samsung Electronics Indonesia	100.00	56,910	106,669	10,846	17,632	135,147
Samsung Asia Private	70.00	20,454	261,398	(60)	(18,427)	242,911
Thai Samsung Electronics	91.83	37,423	206,212	30,200	(1,316)	235,096
Samsung Electronics Suzhou Semiconductor	100.00	266,060	294,174	24,111	61,865	380,150
Samsung (China) Investment	100.00	61,023	342,872	17,985	83,290	444,147
Tianjin Samsung Telecom Technology	90.00	83,779	272,574	91,325	45,200	409,099
Samsung Electronics Suzhou LCD	100.00	206,553	200,139	7,976	39,642	247,757
Samsung Japan	50.96	54,024	67,724	(374)	25,373	92,723
TSST Japan	49.03	150,451	35,497	(3,576)	(5,582)	26,339
Others		2,139,514	3,365,341	195,388	724,913	4,285,642
		₩10,609,863	₩15,008,462	₩ 1,125,733	₩1,676,374	₩17,810,569

(In millions of Korean won, percentage)

			2007			
Investee	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Year	Earnings (losses) from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI	19.68	₩ 423,722	₩ 920,389	₩ (131,751)	₩ 104,781	₩ 893,419
Samsung Electro-Mechanics	22.80	359,237	394,899	34,714	15,592	445,205
Samsung Gwangju Electronics	94.25	192,676	575,712	98,862	-	674,574
Samsung Card	36.87	1,538,540	972,965	215,309	247,813	1,436,087
Samsung Techwin	25.46	211,726	216,118	48,720	(6,427)	258,411
Samsung SDS	21.27	12,753	125,614	49,285	3,224	178,123
Samsung Corning Precision Glass	42.54	297,165	894,801	409,000	(57,091)	1,246,710
Samsung Thales	50.00	135,000	116,075	11,945	-	128,020
S-LCD Corp.	50.00	1,750,000	1,459,395	21,359	199,500	1,680,254
Samsung Electronics America	100.00	1,827,359	771,889	231,854	787,919	1,791,662
Samsung Electronics Latinoamerica (Zona Libre)	100.00	43,842	46,286	9,735	1,615	57,636
Samsung Electronica da Amazonia	100.00	121,628	107,891	45,628	52,621	206,140
Samsung Electronics Hungarian	100.00	48,397	341,165	126,919	52,958	521,042
Samsung Electronics (UK)	100.00	187,907	269,509	126,736	(57,666)	338,579
Samsung Electronics Indonesia	99.99	56,910	122,500	1,357	(17,188)	106,669
Samsung Asia Private	70.00	20,454	217,075	24,358	19,965	261,398
Thai Samsung Electronics	91.83	37,423	126,900	58,505	20,807	206,212
Samsung Electronics Suzhou Semiconductor	100.00	235,241	187,694	20,645	85,835	294,174
Samsung (China) Investment	100.00	61,023	280,459	117,862	(55,449)	342,872
Tianjin Samsung Telecom Technology	90.00	83,779	142,120	205,461	(75,007)	272,574
Samsung Electronics Suzhou LCD	100.00	206,553	151,736	4,478	43,925	200,139
Samsung Japan	50.96	54,024	21,878	38,949	6,897	67,724
TSST Japan	49.03	150,451	50,518	(10,402)	(4,619)	35,497
Others		1,942,780	2,751,495	605,353	8,493	3,365,341
		₩9,998,590	₩11,265,083	₩2,364,881	₩1,378,498	₩15,008,462

Financial information of investee companies as of and for the six-month period ended June 30, 2008 and year ended December 31, 2007, follows:

(In millions of Korean won)	2008			
Investee	Assets	Liabilities	Sales	Net income
Samsung SDI	₩ 6,679,857	₩ 2,060,463	₩ 2,391,289	₩ 19,019
Samsung Electro-Mechanics	3,229,374	1,279,891	1,444,086	13,232
Samsung Gwangju Electronics	1,039,075	289,927	1,261,715	30,040
Samsung Card	13,408,295	9,509,891	1,425,017	273,270
Samsung Techwin	2,051,789	960,835	1,624,388	92,804
Samsung SDS	1,576,065	525,191	1,195,678	118,820
Samsung Corning Precision Glass	4,501,688	862,594	1,737,047	861,773
Samsung Thales	519,722	249,005	250,394	14,627
S-LCD Corp.	4,519,506	929,436	3,520,601	106,096
Samsung Electronics America	5,035,287	2,371,618	7,107,249	56,838
Samsung Electronics Latinoamerica (Zona Libre)	162,989	95,123	176,473	1,187
Samsung Electronica da Amazonia	1,001,537	695,362	990,697	35,466
Samsung Electronics Hungarian	1,444,965	736,551	1,834,971	20,201
Samsung Electronics (UK)	1,019,738	568,352	1,840,869	50,391
Samsung Electronics Indonesia	448,251	298,412	738,621	2,489
Samsung Asia Private	828,157	444,931	2,746,908	14,176
Thai Samsung Electronics	579,754	301,815	954,892	37,781
Samsung Electronics Suzhou Semiconductor	543,589	132,394	158,966	21,889
Samsung (China) Investment	1,569,994	1,131,138	1,450,810	14,890
Tianjin Samsung Telecom Technology	1,040,857	511,742	2,393,311	104,615
Samsung Electronics Suzhou LCD	338,348	73,164	101,026	15,241
Samsung Japan	2,002,628	1,658,796	5,581,326	18,763
TSST Japan	399,353	349,507	800,504	7,106
Others	21,139,821	14,954,261	41,069,268	395,483

(In millions of Korean won)	2007			
Investee	**Assets**	**Liabilities**	**Sales**	**Net income (loss)**
Samsung SDI	₩ 6,570,071	₩ 1,936,904	₩ 3,792,465	₩ (592,183)
Samsung Electro-Mechanics	3,191,355	1,223,959	2,690,431	112,789
Samsung Gwangju Electronics	953,935	233,812	2,404,892	109,582
Samsung Card	12,518,537	8,959,658	2,226,729	531,589
Samsung Techwin	1,900,287	873,731	3,243,196	203,209
Samsung SDS	1,599,974	646,587	2,164,100	226,179
Samsung Corning Precision Glass	3,736,683	674,303	2,244,348	974,232
Samsung Thales	536,827	280,738	480,690	23,847
S-LCD Corp.	4,348,221	864,221	4,785,445	112,076
Samsung Electronics America	3,241,822	1,270,204	11,615,562	269,806
Samsung Electronics Latinoamerica (Zona Libre)	130,133	70,821	363,981	10,259
Samsung Electronica da Amazonia	662,177	445,537	1,647,862	42,445
Samsung Electronics Hungarian	948,141	404,684	2,493,452	130,467
Samsung Electronics (UK)	826,979	473,464	3,198,687	117,318
Samsung Electronics Indonesia	349,108	219,389	1,258,532	15,818
Samsung Asia Private	904,544	507,724	4,795,851	36,951
Thai Samsung Electronics	457,111	215,520	1,389,076	73,674
Samsung Electronics Suzhou Semiconductor	511,254	183,747	227,306	35,914
Samsung (China) Investment	1,097,337	741,488	1,827,410	120,004
Tianjin Samsung Telecom Technology	914,925	540,647	4,788,349	232,717
Samsung Electronics Suzhou LCD	245,257	34,957	109,148	10,015
Samsung Japan	1,784,996	1,509,715	9,528,018	38,919
TSST Japan	324,215	285,416	1,542,781	7,582
Others	17,328,593	12,326,719	67,747,498	978,315

Market value information of publicly listed investees as of June 30, 2008 and December 31, 2007, follows:

(In millions of Korean won)	2008		2007	
Investee	**Market Value**	**Recorded Book Value**	**Market Value**	**Recorded Book Value**
Samsung SDI	₩ 776,038	₩ 889,841	₩ 617,303	₩ 893,419
Samsung Electro-Mechanics	686,492	442,557	869,615	445,205
Samsung Card	2,004,764	1,501,122	2,339,969	1,436,087
Samsung Techwin	908,657	274,027	826,319	258,411

10. Property, Plant and Equipment

Changes in property plant and equipment for the six-month periods ended June 30, 2008 and 2007, consist of the following:

(In millions of Korean won)	2008					
	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
Balance at January 1, 2008	₩2,936,185	₩6,177,822	₩17,476,389	₩2,423,111	₩ 763,875	₩29,777,382
Acquisition	2,909	11,389	91,771	5,396,345	33,445	5,535,859
Transfer	25,247	285,666	2,960,815	(3,320,455)	48,727	-
Disposal	(26,077)	(3,315)	(39,798)	-	(13,268)	(82,458)
Depreciation	-	(224,403)	(3,310,649)	-	(125,617)	(3,660,669)
Others	(3,195)	(31)	(36)	(72,846)	163	(75,945)
Balance at June 30, 2008	₩2,935,069	₩6,247,128	₩17,178,492	₩4,426,155	₩ 707,325	₩31,494,169

(In millions of Korean won)	2007					
	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
Balance at January 1, 2007	₩2,787,127	₩5,714,950	₩16,222,039	₩3,283,773	₩ 812,553	₩28,820,442
Acquisition	3,580	12,411	111,702	4,511,875	43,083	4,682,651
Transfer	17	731,121	3,577,400	(4,393,327)	84,789	-
Disposal	(20,260)	(40,898)	(82,365)	-	(3,748)	(147,271)
Depreciation	-	(207,685)	(2,981,373)	-	(128,406)	(3,317,464)
Others	-	(278)	(1,260)	(233,988)	(703)	(236,229)
Balance at June 30, 2007	₩2,770,464	₩6,209,621	₩16,846,143	₩3,168,333	₩ 807,568	₩29,802,129

11. Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2008 and 2007, are as follows:

	2008							
(In millions of Korean won)		**Goodwill**		**Intellectual Property Rights**		**Others**		**Total**
Balance at January 1, 2008	₩	504	₩	305,041	₩	262,771	₩	568,316
Acquisition [1]		-		72,172		46,571		118,743
Disposal		-		(1,347)		(2,724)		(4,071)
Amortization		(178)		(28,518)		(47,516)		(76,212)
Balance at June 30, 2008	₩	326	₩	347,348	₩	259,102	₩	606,776

	2007							
(In millions of Korean won)		**Goodwill**		**Intellectual Property Rights**		**Others**		**Total**
Balance at January 1, 2007	₩	861	₩	251,829	₩	269,688	₩	522,378
Acquisition [1]		-		55,776		38,366		94,142
Disposal		-		(4)		(306)		(310)
Amortization		(178)		(28,544)		(44,303)		(73,025)
Balance at June 30, 2007	₩	683	₩	279,057	₩	263,445	₩	543,185

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

12. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of June 30, 2008 and December 31, 2007, consist of the following:

(In millions of Korean won)		2008		2007
Long-term trade receivables, net	₩	13,437	₩	27,287
Long-term loans receivables, net		146,014		176,887
Long-term guarantee deposits		429,055		428,133
Long-term prepaid expenses		386,722		436,118
	₩	975,228	₩	1,068,425

13. Liability Provisions

The changes in main liability provisions during the six-month period ended June 30, 2008, are as follows:

(In millions of Korean won)

	Reference	January 1, 2008	Increase	Decrease	June 30, 2008
Warranty reserves	(1)	₩ 306,516	₩ 248,504	₩ 215,606	₩ 339,414
Royalty expenses	(2)	1,315,414	454,007	90,409	1,679,012
Long-term incentives	(3)	39,145	82,067	-	121,212

(1) The Company accrues reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of warranties (1~4 years).

(2) The Company makes provisions for royalty costs relating to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of the agreements.

(3) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost accruing for the period.

14. Commitments and Contingencies

(A) As of June 30, 2008, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating to ₩8,556 million in loans in Korea and US$1,861 million on drawn facilities which have a maximum limit of US$4,081 million outside of Korea.

As of June 30, 2008, the Company is contingently liable for guarantees undertaken by Citi Bank relating to the guarantees for Samsung Electronics Latinoamerica (Zona Libre), S.A., a wholly-owned subsidiary of the Company.

As of June 30, 2008, the Company is providing a US$29 million guarantee for Samsung Electronics Hungarian RT. Co., Ltd. relating to the investment incentive contract with the Hungarian government.

As of June 30, 2008, the Company is contingently liable for guarantees of indebtness up to a limit of ₩250,132 million for employees' housing rental deposits.

(B) The United States Department of Justice Antitrust Division (the Justice Department) and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by the sellers of TFT-LCD, SRAM and Flash Memory, including the Company and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions were filed against the Company and its subsidiaries. As of balance sheet date, the outcome of these civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(C) The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000.

And if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of June 30, 2008, the sale of the Shares had not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, former Chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement claiming the agreed sales proceeds amount of ₩2,450 billion plus interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

On January 31, 2008, the court ruled that the agreement was valid, and that Mr. Kun-Hee Lee, the Company and 27 of the remaining Affiliates have a joint and severable liability for the principal less an amount related to Samsung Life shares that have already been disposed of by the Creditors, plus interest at a rate of 6% per annum.

As of the balance sheet date, the financial impact of this case is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(D) As of June 30, 2008, the Company has been named as a defendant in 20 overseas legal actions filed by Sharp Corporation and others, and as the plaintiff in six overseas legal actions against ON Semiconductor Corporation and others for alleged patent infringements.

Legal actions involving the Company include 12 cases as the plaintiff with total claims amounting to approximately ₩17,124 million, and 34 cases as the defendant, excluding the Samsung Motors Inc. case mentioned above in (C), amounting to approximately ₩10,800 million.

Considering the legal cases mentioned above and various other claims and proceedings pending as of June 30, 2008, the Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

15. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of June 30, 2008, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock had been retired over three trenches, with the Board of Directors' approval.

The number of outstanding global depositary receipts ("GDR") as of June 30, 2008 and December 31, 2007, are as follows :

	2008		2007	
	Non-voting Preferred Stock	**Common Stock**	**Non-voting Preferred Stock**	**Common Stock**
Outstanding GDR				
- Share of Stock	3,216,311	9,167,832	3,459,872	10,629,358
- Share of GDR	6,432,622	18,335,664	6,919,744	21,258,716

As of June 30, 2008, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

16. Retained Earnings

Retained earnings as of June 30, 2008 and December 31, 2007, consist of the following:

		2008		2007
Appropriated				
Legal reserve:				
Earned surplus reserve [1]	₩	450,789	₩	450,789
Discretionary reserve:				
Reserve for improvement of financial structure		204,815		204,815
Reserve for business rationalization		9,512,101		8,512,101
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		26,936,458		22,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		3,100,000		2,550,000
Reserve for capital expenditure		8,816,905		8,216,439
		49,864,549		43,714,083
Unappropriated		4,428,486		7,248,594
Total	₩	54,293,035	₩	50,962,677

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through a resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

17. Treasury Stock

As of June 30, 2008, the Company holds 20,331,137 common shares and 2,979,693 preferred shares as treasury stocks recorded as a capital adjustment.

18. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees and directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Quantity, net of forfeitures and exercises	543,815	954,323	431,057	56,890	170,042	536,481	7,200	10,000
Exercise price [1]	272,700	197,100	329,200	342,800	288,800	580,300	460,500	606,700
Exercise period from the date of the grant [2]	3-10 years	3-10 years	2-10 years	2-10 years	2-10 years	2-10 years	2-4 years	2-10 years

1 The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

2 The options will fully vest after two years of continuous employment from the date of grant.

19. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of June 30, 2008 and December 31, 2007, consists of the following:

(In millions of Korean won)	2008	2007
Gain on valuation of available-for-sale securities	₩ 1,016,184	₩ 1,083,147
Loss on valuation of available-for-sale securities	-	(143)
Gain on valuation of equity-method investments	2,016,586	966,353
Loss on valuation of equity-method investments	(57,665)	(176,539)
	₩ 2,975,105	₩ 1,872,818

See Report of Independent Accountants.

20. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is 27.5%.

Income tax expense for the six-month period ended June 30, 2008 and 2007, consists of the following:

(In millions of Korean won)		**2008**		**2007**
Current income taxes	₩	813,686	₩	586,838
Deferred income taxes		48,600		(130,275)
Items charged directly to shareholders' equity		(1,845)		(19,072)
	₩	860,441	₩	437,491

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the six-month periods ended June 30, 2008 and 2007:

(In millions of Korean won)		**2008**		**2007**
Income before tax	₩	5,189,917	₩	3,459,216
Statutory tax rate		27.5%		27.5%
Expected taxes at statutory rate		1,427,214		951,271
Non-taxable income ([1])		(36,968)		(22,339)
Non-deductible expense ([1])		35,638		25,119
Tax effect by not recognizing temporary differences		(77,331)		(182,205)
Tax exemption		(564,917)		(367,002)
Others, net		76,805		32,647
Actual taxes	₩	860,441	₩	437,491
Effective tax rate		16.60%		12.60%

([1]) Non-taxable income and non-deductible expense for six-month periods ended June 30, 2008 and 2007, are as follows:

(In millions of Korean won)		**2008**		**2007**
Non-taxable income	₩	134,431	₩	81,232
Non-deductible expense		(129,594)		(91,343)

21. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the six-month periods ended June 30, 2008 and 2007, is calculated as follows:

(In millions, except per share amounts)	2008	2007
Net income as reported on the statements of income	₩ 4,329,476	₩ 3,021,725
Adjustments:		
Dividends for preferred stock	(84,875)	(60,058)
Excess payment for preferred shares over carrying value	-	(169,607)
Undeclared participating preferred stock dividend	(501,000)	(328,026)
Net income available for common stock	3,743,601	2,464,034
Weighted-average number of common shares outstanding	126,598,198	126,820,503
Basic earnings per share (in Korean won)	₩ 29,571	₩ 19,429

Diluted earnings per share for the six-month periods ended June 30, 2008 and 2007, is calculated as follows:

(In millions, except per share amounts)	2008	2007
Net income available for common stock	₩ 3,743,601	₩ 2,464,034
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	3,743,601	2,464,034
Weighted-average number of shares of common stock and common shares equivalent	127,925,950	129,437,635
Diluted earnings per share (in Korean won)	₩ 29,264	₩ 19,185

Basic earnings per share for the three-month periods ended June 30, 2008 and 2007, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2008**	**2007**
Net income as reported on the statements of income	₩ 2,141,913	₩ 1,422,514
Adjustments:		
Dividends for preferred stock	(42,437)	(30,029)
Undeclared participating preferred stock dividend	(247,413)	(163,531)
Net income available for common stock	1,852,063	1,228,954
Weighted-average number of common shares outstanding	126,756,118	126,171,367
Earnings per share	₩ 14,611	₩ 9,740

Diluted earnings per share for the three-month periods ended June 30, 2008 and 2007, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2008**	**2007**
Net income available for common stock	₩ 1,852,063	₩ 1,228,954
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	1,852,063	1,228,954
Weighted-average number of shares of common stock and common equivalent shares[1] outstanding	128,207,635	127,775,410
Diluted earnings per share	₩ 14,446	₩ 9,618

Basic earnings per share and diluted earnings per share for the year ended December 31, 2007, were ₩49,532 and ₩48,954, respectively.

22. Comprehensive Income

Comprehensive income for the six-month and three-month periods ended June 30, 2008 and 2007, consists of:

	Six-month periods	
	2008	**2007**
Net income	₩ 4,329,476	₩ 3,021,725
Cumulative effects of restatements	100,929	-
Other comprehensive income	1,100,337	942,436
Gain on valuation of available-for-sale securities, net of related income taxes of ₩25,400 million (2007: ₩266,837 million)	(66,963)	703,480
Loss on valuation of available-for-sale securities, net of related income taxes of ₩54 million (2007: ₩503 million)	143	1,326
Gain on valuation of equity-method investments, net of related income taxes of ₩211,382 million (2007: ₩61,367 million)	1,048,283	190,354
Loss on valuation of equity-method investments, net of related income taxes of ₩9,739 million (2007: ₩8,781 million)	118,874	47,276
Comprehensive income	₩ 5,530,742	₩ 3,964,161

	Three-month periods	
	2008	**2007**
Net income	₩ 2,141,913	₩ 1,422,514
Other comprehensive income	693,502	683,853
Gain on valuation of available-for-sale securities, net of related income taxes ₩64,615million (2007: ₩234,101 million)	170,349	617,175
Loss on valuation of available-for-sale securities, net of related income taxes ₩ 6 million (2007: ₩335 million)	15	883
Gain on valuation of equity-method investments, net of related income taxes ₩117,950 million (2007: ₩58,145 million)	478,905	179,882
Loss on valuation of equity-method investments, net of related income taxes ₩9,880 million (2007: ₩6,058 million)	44,233	(114,087)
Comprehensive income	₩ 2,835,415	₩ 2,106,367

23. Related Party Transactions

Subsidiaries as of June 30, 2008, are as follows:

Location	Subsidiaries
Korea	Samsung Gwangju Electronics
	Samsung Card
	STECO
	SEMES
	Samsung Electronics Service
	Living Plaza
	Samsung Electronics Logitech
	Secron
	S-LCD Corporation
	Samsung Electronics Hainan Fiberoptics Korea (SEHF-K)
Americas	Samsung Electronics Canada (SECA)
	Samsung Electronics America (SEA)
	Samsung Electronics Latinoamerica (Zona Libre) (SELA)
	Samsung Electronics Mexico (SEM)
	Samsung Electronics Argentina (SEASA)
	Samsung Receivables (SRC)
	Samsung Semiconductor (SSI)
	Samsung Information Systems America (SISA)
	Samsung Telecommunications America, LLC (STA)
	Samsung International (SII)
	Samsung Austin Semiconductor (SAS)
	Samsung Mexicana (SAMEX)
	Samsung Electronics Latinoamerica Miami (SEMI)
	Samsung Electronica Columbia (SAMCOL)
	Samsung Electronica da Amazonia (SEDA)
	SEMES America
	Samsung Electronics Chile
	Samsung Semiconductor International
	Samsung Semiconductor Mexico
	Tasman Properties

Location	Subsidiaries
Europe	Samsung Electronics Iberia(SESA)
	Samsung Electronics Nordic(SENA)
	Samsung Electronics Hungarian(SEH)
	Samsung Electronica Portuguesa(SEP)
	Samsung Electronics France(SEF)
	Samsung Electronics (UK)(SEUK)
	Samsung Electronics Holding(SEHG)
	Samsung Electronics Italia(SEI)
	Samsung Electronics South Africa(SSA)
	Samsung Electronics Benelux(SEBN)
	Samsung Electronics LCD Slovakia(SELSK)
	Samsung Electronics Polska(SEPOL)
	Samsung Semiconductor Europe(SSEL)
	Samsung Electronics GmbH(SEG)
	Samsung Semiconductor Europe GmbH(SSEG)
	Samsung Electronics Austria(SEAG)
	Samsung Electronics Overseas(SEO)
	Samsung Electronics Europe Logistics(SELS)
	Samsung Electronics Rus(SER)
	Samsung Electronics Rus Company(SERC)
	Samsung Electronics Slovakia(SESK)
	Samsung Russia Service Center(SRSC)
	Samsung Electronics Rus Kaluga(SERK)
	Samsung Electronics Baltics(SEB)
	Samsung Semiconoluctor Israel R&D Center(SIRC)
	Samsung-Crosna Joint Stock
	Samsung Electronics Ukraine
	Samsung Telecom Benelux
	Samsung Electronics Limited
	Samsung Telecoms (UK)
	Samsung Electronics Kazakhstan
	Samsung Semiconductor France
	Samsung Semiconductor Italia
	Samsung Semiconductor Sweden
	Samsung Electronics Istanbul Marketing & Trading
	Samsung Electronics Romania

Location	Subsidiaries
Asia	Samsung Yokohama Research Institute(SYRI)
	Samsung Electronics Australia(SEAU)
	Samsung Electronics Indonesia(SEIN)
	Samsung Asia Private(SAPL)
	Samsung Electronics Asia Holding(SEAH)
	Samsung Electronics Display (M)(SDMA)
	Samsung Electronics (M)(SEMA)
	Samsung Vina Electronics(SAVINA)
	Samsung Gulf Electronics(SGE)
	Samsung India Electronics(SIEL)
	Thai Samsung Electronics(TSE)
	Samsung Electronics Philippines(SEPCO)
	Samsung Electronics Philippines Manufacturing(SEPHIL)
	Samsung Japan(SJC)
	Samsung Telecommunications Indonesia(STIN)
	Samsung Malaysia Electronics(SME)
	Samsung Electronics Vietnam(SEV)
	Samsung India Software Operations(SISO)
	Samsung Telecommunications India(STI)
	Batino Realty Corporation
China	Samsung Electronics Hong Kong(SEHK)
	Samsung Electronics Taiwan(SET)
	Samsung Electronics Huizhou(SEHZ)
	Samsung Electronics (Shandong) Digital Printing(SSDP)
	Samsung Electronics Suzhou Semiconductor(SESS)
	Suzhou Samsung Electronics(SSEC)
	Samsung (China) Investment(SCIC)
	Tianjin Samsung Electronics(TSEC)
	Tianjin Samsung Electronics Display(TSED)
	Tianjin Tongguang Samsung Electronics(TTSEC)
	Tianjin Samsung Telecom Technology(TSTC)
	Samsung Electronics Suzhou LCD(SESL)
	Samsung Electronics Suzhou Computer(SESC)
	Shanghai Samsung Semiconductor(SSS)
	Shenzhen Samsung Kejian Mobile Telecommunication Technology(SSKMT)
	Samsung Electronics Hainan Fiberoptics(SEHF)
	Samsung Electronics (Beijing) Service Company Limited(SBSC)
	Samsung Semiconductor (Chia) R&D(SSCR)
	Beijing Samsung Telecom R&D Center(BST)
	Hangzhou Samsung Eastcom Network Technology
	Samsung Electronics China R&D Center
	Samsung Electronics Shenzhen

Significant transactions with related parties for the six-month periods ended June 30, 2008 and 2007, and the related receivables and payables as of June 30, 2008 and December 31, 2007, are as follows:

(In millions of Korean won)	2008			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD	₩ 874,557	₩ 1,772,904	₩ 626,912	₩ 350,340
Samsung Gwangju Electronics	4,010	1,142,089	1,606	461,718
Samsung Japan	2,270,299	1,287,996	32,693	232,766
Samsung Telecommunications America	1,731,549	285,465	104,112	147,778
Samsung Electronics Taiwan	3,154,522	452,053	220,827	40,218
Samsung Semiconductor	3,001,147	19,171	250,351	-
Samsung Asia Private	996,425	454,083	78,928	41,254
Samsung Electronics Hong Kong	1,347,760	669,698	158,570	61,912
Samsung Electronics America	423,856	962,542	199,141	114,759
Samsung Semiconductor Europe GmbH	2,430,979	1,487	215,164	1
Samsung Electronics Overseas B.V.	240,165	12,359	10,543	2,748
Samsung Electronics (UK)	696,803	100,693	6,678	42,546
Samsung Electronics France S.A.	657,019	33,158	35,305	20,091
Samsung Semiconductor Europe Limited	689,930	8,640	40,891	447
Samsung International	364,128	2,988	62,914	265
Samsung Electronics Italia S.P.A.	239,524	31,550	11,082	18,996
Tianjin Samsung Telecom Technology	1,298,524	3,027	152,851	413
Samsung Electronics Suzhou Computer	73,301	274,198	31,420	45,054
Others	7,309,121	3,353,154	745,234	899,381
	₩ 27,803,619	₩10,867,255	₩ 2,985,222	₩ 2,480,687
Equity Method Investees				
Samsung SDI	₩ 50,865	₩ 340,141	₩ 9,956	₩ 109,507
Samsung SDS	45,959	410,792	30,865	211,743
Samsung Electro-Mechanics	9,884	555,717	279	99,152
Samsung Corning Precision Glass	69,876	587,921	5,627	54,949
Samsung Techwin	39,460	199,532	22,678	43,817
Seoul Commtech	3,904	59,760	728	30,941
Others	5,125	98,398	25,243	36,349
	₩ 225,073	₩ 2,252,261	₩ 95,376	₩ 586,458

(In millions of Korean won)

	2007			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD	₩ 534,755	₩ 887,465	₩ 618,180	₩ 270,395
Samsung Gwangju Electronics	2,587	1,084,897	1,989	366,888
Samsung Japan	1,635,612	691,554	14,398	164,459
Samsung Telecommunications America	768,149	38,195	8,058	182,683
Samsung Electronics Taiwan	2,172,552	345,125	13,588	31,958
Samsung Semiconductor	2,736,943	358	34,795	-
Samsung Asia Private	916,559	375,988	15,784	43,345
Samsung Electronics Hong Kong	1,163,296	511,647	47,982	67,928
Samsung Electronics America	340,227	657,282	2,814	58,545
Samsung Semiconductor Europe GmbH	2,296,391	-	26,286	5,712
Samsung Electronics Overseas B.V.	240,940	-	62,184	13,087
Samsung Electronics (UK)	543,560	416	2,797	46,473
Samsung Electronics France S.A.	504,502	229	4,900	14,228
Samsung Semiconductor Europe Limited	568,986	-	3,182	8
Samsung International	257,472	15,778	4,273	320
Samsung Electronics Italia S.P.A.	212,902	2,936	3	26,220
Tianjin Samsung Telecom Technology	1,329,866	1,762	187,688	1,051
Samsung Electronics Suzhou Computer	16,372	197,380	23,416	46,305
Others	5,514,352	1,365,609	447,639	561,181
	₩21,756,023	₩ 6,176,621	₩ 1,519,956	₩ 1,900,786
Equity Method Investees				
Samsung SDI	₩ 55,687	₩ 361,209	₩ 9,783	₩ 86,296
Samsung SDS	15,950	327,682	12,368	158,481
Samsung Electro-Mechanics	19,556	525,046	2,664	64,529
Samsung Corning Precision Glass	666	402,468	12,562	47,330
Samsung Techwin	32,751	230,888	22,520	31,413
Seoul Commtech	3,338	57,018	5,807	32,633
Others	5,552	113,092	26,441	42,035
	₩ 133,500	₩ 2,017,403	₩ 92,145	₩ 462,717

Key Management Compensation

For the six-month period ended June 30, 2008, the Company recognized expenses for short-term benefits of ₩6,925 million, long-term benefits of ₩2,238 million and severance benefits of ₩420 million as key management compensation.

Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

24. Research and Development Costs

Research and development costs incurred and expensed for the six-month periods ended June 30, 2008 and 2007, consist of the following:

(In millions of Korean won)		2008		2007
Research expenses	₩	1,264,927	₩	1,197,381
Development expenses		1,989,438		1,760,806
	₩	3,254,365	₩	2,958,187

25. Segment Information

A summary of financial data by business segment and geographic area as of and for the six-month periods ended June 30, 2008 and 2007, follows:

(In millions of Korean won)	2008 Summary of Business by Segment				
	Digital Media	Telecom-munications	Semi-conductor	LCD	Others
Sales					
Net sales to external Customers	₩ 4,791,885	₩ 12,135,815	₩ 8,966,831	₩ 9,049,551	₩ 302,362
Intersegment sales	11,489	15,043	704,971	616,450	26,745
	4,803,374	₩ 12,150,858	₩ 9,671,802	₩ 9,666,001	₩ 329,107
Operating profit (loss)	₩ (125,845)	₩ 1,713,824	₩ 459,220	₩ 2,010,007	₩ (9,398)
Property, plant and equipment and Intangible assets	₩ 840,610	₩ 1,235,389	₩ 18,400,913	₩ 8,292,435	₩ 3,331,598
Depreciation and amortization	₩ 43,374	₩ 124,935	₩ 2,700,072	₩ 788,050	₩ 80,451

(In millions of Korean won)	2007 Summary of Business by Segment				
	Digital Media	**Telecom-munications**	**Semi-conductor**	**LCD**	**Others**
Sales					
Net sales to external Customers	₩ 3,971,307	₩ 9,898,193	₩ 8,738,463	₩ 6,185,468	₩ 225,454
Intersegment sales	11,197	16,166	741,725	388,125	57,556
	₩ 3,982,504	₩ 9,914,359	₩ 9,480,188	₩ 6,573,593	₩ 283,010
Operating profit (loss)	₩ (136,852)	₩ 999,279	₩ 862,822	₩ 364,140	₩ 4,391
Property, plant and equipment and Intangible assets	₩ 854,900	₩ 1,313,241	₩ 18,149,035	₩ 7,028,099	₩ 3,000,039
Depreciation and amortization	₩ 42,498	₩ 129,584	₩ 2,344,329	₩ 794,671	₩ 79,407

(In millions of Korean won)	Summary of Sales by Geographic Area				
	South Korea	**Americas**	**Europe**	**Asia (excluding South Korea and China)**	**China**
2008	₩ 7,269,241	₩ 5,788,706	₩ 6,881,823	₩ 4,499,114	₩ 10,807,560
2007	₩ 6,077,109	₩ 3,959,015	₩ 5,901,441	₩ 4,007,029	₩ 9,074,291

END